[Reference Translation]

November 6, 2018

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kenta Kon, Managing Officer,
General Manager of Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 6, 2018, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated September 30, 2018. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Interim dividend for FY 2019	Most recent dividend forecast	Interim dividend for FY 2018
Record date	September 30, 2018	September 30, 2018	September 30, 2017
Dividend per share	100.00 yen	—	100.00 yen
Total amount of dividends	286,926 million yen	—	293,478 million yen
Effective date	November 27, 2018	—	November 27, 2017
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2019 (ended March 31,2019)	Dividends for FY 2018 (ended March 31,2018)
End of interim period	100.00 yen	100.00 yen
End of fiscal period	—	120.00 yen
Total	—	220.00 yen

(2)	First Series Model AA Class Shares

	Interim dividend for FY 2019	Most recent dividend forecast	Interim dividend for FY 2018
Record date	September 30, 2018	September 30, 2018	September 30, 2017
Dividend per share	105.50 yen	—	79.00 yen
Total amount of dividends	4,969 million yen	—	3,720 million yen
Effective date	November 27, 2018	—	November 27, 2017
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2019 (ended March 31,2019)	Dividends for FY 2018 (ended March 31,2018)
End of interim period	105.50 yen	79.00 yen
End of fiscal period	—	79.00 yen
Total	—	158.00 yen

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% to shareholders of common stock while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, with respect to the dividends for this consolidated fiscal year, TMC has determined to pay an interim dividend of 100 yen per common share.

In addition, TMC has determined to pay an interim dividend of 105.50 yen per First Series Model AA Class Share in accordance with a prescribed calculation method.

-End-